Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2026

Tuya Inc. (“Tuya” or the “Company”, HKEX: 2391; NYSE: TUYA), a global leading AI cloud platform service provider, today announced the unaudited financial results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the six months ended June 30, 2026 (the “Reporting Period”), together with comparative figures for the six months ended June 30, 2025.

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

•	Total revenue was US$173.8 million, up approximately 12.3% year-over-year (for the six months ended June 30, 2025: US$154.8 million).

•	Platform-as-a-service (“PaaS”) revenue was US$127.0 million, up approximately 13.5% year-over-year (for the six months ended June 30, 2025: US$111.9 million).

•	AI application & others revenue[1] (formerly known as Software-as-a-service (“SaaS”) and others revenue) was US$23.2 million, up approximately 10.1% year-over-year (for the six months ended June 30, 2025: US$21.0 million).

•	Smart home & robot product revenue[2] (formerly known as Smart solution revenue) was US$23.7 million, up approximately 8.1% year-over-year (for the six months ended June 30, 2025: US$21.9 million).

•	Overall gross margin decreased to 46.6%, down 1.8 percentage points year-over-year (for the six months ended June 30, 2025: 48.4%). Gross margin of PaaS decreased to 46.5%, down 2.1 percentage points year-over-year (for the six months ended June 30, 2025: 48.6%).

•	Operating margin was 9.7%, improved by 9.9 percentage points year-over-year (for the six months ended June 30, 2025: negative 0.2%). Non-GAAP operating margin was 10.2%, improved by 0.2 percentage points year-over-year (for the six months ended June 30, 2025: 10.0%).

* For identification purposes only.

•	Net margin was 19.8%, up 4.6 percentage points year-over-year (for the six months ended June 30, 2025: 15.2%). Non-GAAP net margin was 20.3% (for the six months ended June 30, 2025: 25.4%).

•	Net cash generated from operating activities was US$12.6 million (for the six months ended June 30, 2025: US$27.5 million).

•	Total cash, cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$976.1 million as of June 30, 2026, compared to US$1,017.3 million as of December 31, 2025.

OPERATING HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

•	PaaS customers[3] for the six months ended June 30, 2026 were approximately 2,700 (for the six months ended June 30, 2025: approximately 2,700). Total customers for the six months ended June 30, 2026 were approximately 4,000 (for the six months ended June 30, 2025: approximately 4,100).

•	Premium PaaS customers[4] for the trailing 12 months ended June 30, 2026 were 318 (the trailing 12 months ended June 30, 2025: 285). In the six months ended June 30, 2026, the Group’s premium PaaS customers contributed approximately 89.9% (for the six months ended June 30, 2025: approximately 88.8%) of PaaS revenue.

•	Registered AI developers (“registered developers”) were over 2,092,000 as of June 30, 2026, up approximately 16.2% from over 1,801,000 developers as of December 31, 2025.

1.	Commencing from January 1, 2026, the Group renamed the revenue stream previously presented as Software-as-a-service (“SaaS”) and others to “AI application & others” to better reflect the evolution of this business toward cloud-based software and value-added services incorporating AI application functions. The change in name did not affect the composition or recognition of revenue in this stream or the comparability of the Group’s historical financial information.

2.	Commencing from January 1, 2026, the Group has renamed the revenue stream previously presented as “Smart solution” to “Smart home & robot product.” to better reflect its business focus on finished smart home devices and robot-related products. The change in name did not affect the composition or recognition of revenue in this stream or the comparability of the Group’s historical financial information.

3.	The Group defines an PaaS customer for a given period as a customer who has directly placed orders for PaaS with the Group during that period.

4.	The Group defines a premium PaaS customer as a customer as of a given date that contributed more than US$100,000 of PaaS revenue during the immediately preceding 12-month period.

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

Revenue

Total revenue increased by 12.3% to US$173.8 million in the six months ended June 30, 2026 from US$154.8 million in the same period of 2025.

•	PaaS revenue increased by 13.5% to US$127.0 million in the six months ended June 30, 2026 from US$111.9 million in the same period of 2025, primarily due to increasing demand compared with the same period of 2025 and the Company’s strategic focus on customer needs and product enhancements.

•	AI application & others revenue increased by 10.1% to US$23.2 million in the six months ended June 30, 2026 from US$21.0 million in the same period of 2025, primarily due to an increase in revenue from cloud based services.

•	Smart home & robot product revenue increased by 8.1% to US$23.7 million in the six months ended June 30, 2026 from US$21.9 million in the same period of 2025, primarily attributable to growing customer demands.

Cost of revenue

Cost of revenue increased by 16.4% to US$92.9 million in the six months ended June 30, 2026 from US$79.8 million in the same period of 2025.

Gross profit and gross margin

Total gross profit increased by 7.9% to US$80.9 million in the six months ended June 30, 2026 from US$75.0 million in the same period of 2025 and gross margin decreased to 46.6% in the six months ended June 30, 2026 from 48.4% in the same period of 2025.

•	PaaS gross margin was 46.5% in the six months ended June 30, 2026, compared to 48.6% in the same period of 2025.

•	AI application & others gross margin was 71.8% in the six months ended June 30, 2026, compared to 73.2% in the same period of 2025.

•	Smart home & robot product gross margin was 22.3% in the six months ended June 30, 2026, compared to 24.1% in the same period of 2025.

Gross margin fluctuated primarily due to changes in product and solution mix, as well as fluctuations in semiconductor supply-chain pricing. The Group remained focused on balancing product value, business growth and cost efficiency.

Operating expenses

Operating expenses decreased by 14.9% to US$64.2 million in the six months ended June 30, 2026 from US$75.4 million in the same period of 2025. Non-GAAP operating expenses increased by 6.1% to US$63.2 million in the six months ended June 30, 2026 from US$59.6 million in the same period of 2025. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures” in this announcement.

•	Research and development expenses were US$45.1 million in the six months ended June 30, 2026, down 0.2% from US$45.2 million in the same period of 2025, primarily due to (i) lower share-based compensation expenses of US$2.7 million as equity incentive awards granted at higher valuations in previous years have been gradually amortized, (ii) partially offset by higher employee-related cost and outsourced labor cost of US$2.5 million. Non-GAAP adjusted research and development expenses in the six months ended June 30, 2026 were US$44.4 million, compared to US$41.7 million in the same period of 2025.

•	Sales and marketing expenses were US$15.7 million in the six months ended June 30, 2026, down 2.6% from US$16.2 million in the same period of 2025, primarily because of (i) lower share-based compensation expenses of US$1.2 million as equity incentive awards granted at higher valuations in previous years have been gradually amortized, (ii) partially offset by higher employee-related cost of US$0.8 million. Non-GAAP adjusted sales and marketing expenses in the six months ended June 30, 2026 were US$15.6 million, compared to US$14.9 million in the same period of 2025.

•	General and administrative expenses were US$9.0 million in the six months ended June 30, 2026, down 50.7% from US$18.3 million in the same period of 2025, primarily due to lower share-based compensation expenses of US$10.6 million as equity incentive awards granted at higher valuations in previous years have been gradually amortized. Non-GAAP adjusted general and administrative expenses in the six months ended June 30, 2026 were US$9.0 million, compared to US$7.3 million in the same period of 2025.

•	Other operating incomes, net were US$5.7 million in the six months ended June 30, 2026, primarily due to receipts of software value-added tax refund.

Loss/profit from operations and operating margin

Profit from operations was US$16.8 million in the six months ended June 30, 2026, compared to a loss from operations of US$0.4 million in the same period of 2025. Non-GAAP profit from operations was US$17.7 million in the six months ended June 30, 2026, increased by 14.8% compared to a non-GAAP profit from operations of US$15.4 million in the same period of 2025.

Operating margin was 9.7% in the six months ended June 30, 2026, up 9.9 percentage points from negative 0.2% in the same period of 2025. Non-GAAP operating margin was 10.2% in the six months ended June 30, 2026, up 0.2 percentage points from 10.0% in the same period of 2025.

Net profit and net margin

Net profit was US$34.4 million in the six months ended June 30, 2026, increased by 45.8% from US$23.6 million in the same period of 2025. Non-GAAP net profit was US$35.3 million in the six months ended June 30, 2026, compared to US$39.4 million in the same period of 2025.

Net margin was 19.8% in the six months ended June 30, 2026, up 4.6 percentage points from 15.2% in the same period of 2025, and non-GAAP net margin was 20.3% in the six months ended June 30, 2026, compared to 25.4% in the same period of 2025.

Basic and diluted net profit per American Depositary Share (“ADS”)

Basic and diluted net profit per ADS were US$0.06 in the six months ended June 30, 2026, compared to US$0.04 in the same period of 2025. Each ADS represents one Class A ordinary share of the Company (the “Class A Ordinary Share(s)”).

Non-GAAP basic and diluted net profit per ADS in the six months ended June 30, 2026 were US$0.06, compared to US$0.06 in the same period of 2025.

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$976.1 million as of June 30, 2026, compared to US$1,017.3 million as of December 31, 2025, decreased mainly due to payment of cash dividends. The Company believes its current cash position is sufficient to meet its current liquidity and working capital needs.

Net cash generated from operating activities

Net cash generated from operating activities was US$12.6 million in the six months ended June 30, 2026, compared to US$27.5 million of net cash generated from operating activities in the same period of 2025.

For further information on non-GAAP financial measures discussed above, see the section headed “Use of Non-GAAP Financial Measures”.

BUSINESS REVIEW AND OUTLOOK

Business review

PaaS customers for the six months ended June 30, 2026 were approximately 2,700. Total customers for the six months ended June 30, 2026 were approximately 4,000. The Group defines a PaaS customer for a given period as a customer who has directly placed orders for PaaS with the Group during that period.

Premium PaaS customers for the trailing 12 months ended June 30, 2026 were 318. In the six months ended June 30, 2026, the Group’s premium PaaS customers contributed approximately 89.9% of PaaS revenue. The Group defines a premium PaaS customer as a customer as of a given date that contributed more than US$100,000 of PaaS revenue during the immediately preceding 12-month period.

DBNER of PaaS for the trailing 12 months ended June 30, 2026 was 100%. The Group calculates DBNER of PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for PaaS during that period), and then calculating the quotient from dividing the PaaS revenue generated from such customers in the current trailing 12-month period by the PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers.

Registered AI developers, or registered developers, were over 2,092,000 as of June 30, 2026, up 16.2% from over 1,801,000 developers as of December 31, 2025.

Outlook

During the Reporting Period, the Group continued to broaden the application of its PaaS across established categories such as home appliances and smart access, while expanding into emerging AI-enabled companion, electrical and energy-related use cases. These developments demonstrated the Group’s ability to support both the ongoing intelligent upgrade of existing product categories and the development of new AI-enabled products.

In the second quarter, the Group launched Tuya Cobuilder, a Vibe Coding-based development workspace for AI hardware. Tuya Cobuilder enables developers to use natural-language interaction to complete product definition, generate device panels, embedded firmware and AI Agents, and proceed to physical-device flashing and debugging. The launch further integrated the development workflow from product concept and software generation to functioning-device deployment, helping developers shorten the development cycle for AI hardware.

The overall operating environment remains complex, while continuing to show signs of normalization. Participants across the value chain – including manufacturers, brands, and channel partners – are maintaining a cautiously optimistic to planning. At the same time, the Group has observed more normalized project execution and continued demand recovery across several of its core categories, suggesting that the market is gradually moving from adjustment toward a more stable operating rhythm.

Meanwhile, global AI development is entering a new stage of application-led growth. As AI technologies continue to evolve from foundational capabilities toward real-world deployment, enterprises and consumers are increasingly focused on practical use cases, scalable implementation, and scenario-based integration with physical devices. This trend is accelerating the convergence of AI and smart hardware, and is creating new opportunities for application innovation, product expansion, and ecosystem collaboration across a wide range of verticals.

Against this backdrop, Tuya continues to advance its AI-driven strategy by strengthening its AI developer platform, expanding application-level capabilities, and supporting broader deployment across diverse smart device and industry scenarios. The ongoing evolution of AI applications, together with its platform capabilities, ecosystem strengths, and global developer base, will continue to support the creation of diversified, higher-value opportunities over the long term.

In this environment, the Company will continue to maintain disciplined execution while selectively investing in AI-driven applications, platform capabilities, and ecosystem development. The Group will continue to improve its products and services, enhance both software and hardware capabilities, and support customers and developers in bringing AI-driven applications into practical deployment. At the same time, the Company recognizes that its future trajectory may continue to be influenced by a range of external factors, including shifts in consumer demand, regional economic divergence, inventory dynamics, foreign exchange and interest rate volatility, tariffs and trade policy adjustments, and broader geopolitical uncertainties.

MANAGEMENT DISCUSSION AND ANALYSIS

1.	Liquidity and capital resources

The Group recorded net profits of US$34.4 million for the six months ended June 30, 2026, compared to net profits of US$23.6 million in the same period of 2025. Accumulated deficit amounted to US$477.6 million as of June 30, 2026. The Group achieved a net cash generated from operating activities of US$12.6 million for the six months ended June 30, 2026, compared to a net cash generated from operating activities of US$27.5 million for the six months ended June 30, 2025.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of its products to boost sales volume to achieve economies of scale or strengthen its technology capabilities to provide advanced products with higher value proposition while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In March and April 2021, with the completion of its initial public offering on the New York Stock Exchange and the exercise of the over-allotment option by underwriters, the Company received net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of US$904.7 million. On July 5, 2022, the Class A Ordinary Shares were listed on the Main Board of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (the “Listing”). In connection with the Listing, 7,300,000 new Class A Ordinary Shares were issued and allotted at the offer price of HK$19.3 per Class A Ordinary Share. Net proceeds from the global offering, after deducting the underwriting fees and commissions, were approximately HK$70.0 million (the “Global Offering Net Proceeds”), and no over-allotment option was exercised.

As of June 30, 2026, the balance of cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$976.1 million, compared to US$1,017.3 million as of December 31, 2025.

2.	Interest-bearing bank and other borrowings

As of June 30, 2026, the Group did not have any interest-bearing bank or other borrowings.

3.	Pledge of assets

As of June 30, 2026, the Group did not have any pledge of assets.

4.	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2026, the gearing ratio of the Group was nil as the Group had no borrowings (as of December 31, 2025: nil).

5.	Material investments

For the six months ended June 30, 2026, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2026) save and except for (i) time deposits of US$89.2 million presented as short-term investment according to the applicable accounting standards; and (ii) treasury securities of US$15.2 million as referred to below. As of June 30, 2026, the Group did not have other plans for material investments and capital assets.

Acquisition(s) of Treasury Securities

Reference is made to the circular (the “Circular”) of the Company dated May 21, 2024. The Group acquired treasury securities for the six months ended June 30, 2025 and proposed to conduct potential acquisition(s) of treasury securities subject to the maximum acquisition amount of US$400,000,000 in the open market through reputable licensed banks or securities brokerage firms during the relevant mandate period (as specified in the Circular), which has been approved by the shareholders of the Company at its annual general meeting held on June 20, 2024. For details, please refer to the Circular.

The Group did not acquire any treasury securities during the reporting period. As at the date of this announcement, the Group held treasury securities under such mandate at an aggregate outstanding balance of approximately US$15.2 million. Save as aforementioned, the Group did not acquire any other treasury securities as at the date of this announcement.

6.	Capital expenditure commitments

As of June 30, 2026, the Group’s capital expenditure commitments amounted to US$43.6 million, primarily related to the construction of office buildings. The Group plans to rely on a combination of operating cash flows, and capital financing from equity interest investors to meet the capital commitments.

7.	Contingent liabilities

As of June 30, 2026, the Group did not have any material contingent liabilities.

8.	Material acquisitions and disposals

The Group did not conduct any material acquisitions and disposals during the six months ended June 30, 2026.

9.	Risk management

Foreign exchange risk

The revenue of the Group is predominantly denominated in Renminbi (“RMB”) and a substantial portion of the Group’s expenses is also denominated in RMB. The Group uses United States dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands and Hong Kong is the United States dollar, while the functional currency of the Group’s other subsidiaries and consolidated affiliated entities is their respective local currency as determined based on the criteria of ASC 830, Foreign Currency Matters. The financial statements of its subsidiaries and consolidated affiliated entities using functional currencies other than U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, the Group’s revenue presented in U.S. dollar will be negatively or positively affected. The Group does not believe that it currently has any significant direct foreign exchange risk arising from its operating activities. As of June 30, 2026, the Group did not hold any financial instruments for hedging purposes.

Interest rate risk

The Group’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group has not used any derivative financial instruments to manage its interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. The Group has not been exposed, nor does the Group anticipate being exposed, to material risks due to changes in interest rates. However, the Group’s future interest income may be lower than expected due to changes in market interest rates.

10.	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s salaried employees by function as of June 30, 2026:

Function	Number of Employees
Research and development	1,037
Sales and marketing	289
General and administrative, and others	127

Total	1,453

The Group primarily recruits the employees by its recruitment specialists at human resources department through referrals and online channels, including the Company’s corporate website and social networking platforms. The Group has adopted a series of training policies and tailor-made lessons, pursuant to which technology, corporate culture, leadership, and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants. The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group participates in a supplemental employee commercial healthcare insurance program, aiming to promote healthy work and healthy life of employees.

CORPORATE GOVERNANCE

The board (the “Board”) of directors (the “Directors” and each, a “Director”) of the Company is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

For the six months ended June 30, 2026, the Company has complied with all the code provisions of the Corporate Governance Code set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save and except for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company deviates from this code provision because Mr. WANG Xueji (“Mr. Wang”) performs both the roles of a co-chairman of the Board and the chief executive officer of the Company. Mr. Wang is a founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that, in view of Mr. Wang’s experience, personal profile and his roles in the Company as mentioned above, Mr. Wang is the Director best suited to identify strategic opportunities, ensure the consistent leadership within the Company, and focus on the Board due to his extensive understanding of the Company’s business as the chief executive officer of the Company. The Board also believes that the combined roles of both chairman and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. The reasons are: (i) all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors; (ii) Mr. Wang and the other Directors acknowledge and undertake to fulfil their fiduciary duties as directors, which require them, among other things, to act in the interests of the Company in a manner that is in the best interests of the Company and to make decisions for the Group accordingly; and (iii) the Board is made up of experienced and talented people who meet regularly to discuss matters affecting the operations of the Company to ensure a balance of power and authority. In addition, the Group’s overall strategic and other major businesses, financial and operational policies have been formulated jointly by the Board and senior management after detailed discussion.

The Board will continue to review and may recommend separating the roles of chairman of the Board and the chief executive officer of the Company in the future if and when it is appropriate, taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”)

The Company has adopted the Model Code set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code for the six months ended June 30, 2026.

Audit Committee

The audit committee of the Company (the “Audit Committee”) comprises three independent non-executive Directors, being Mr. HUANG Sidney Xuande, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason, with Mr. HUANG Sidney Xuande (being the independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements and interim results of the Group for the Reporting Period, and there is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

The Audit Committee has met with the independent auditor of the Company (the “Auditor”), PricewaterhouseCoopers, and has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters.

Auditor’s Procedures Performed on this Announcement

The independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2026 in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

OTHER INFORMATION

Use of Proceeds from the Global Offering

On July 5, 2022, the Class A Ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange and the Company successfully raised the Global Offering Net Proceeds (as defined above) of approximately HK$70.0 million. As of the date of this announcement, there was no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the prospectus of the Company dated June 22, 2022 (the “Prospectus”).

As at June 30, 2026, the Company had utilized the net proceeds as set out in the table below:

		Planned use of
		proceeds in the
	Percentage of	same manner	Net proceeds	Actual use of
	the total net	and proportion	unutilized as at	proceeds during	Net proceeds	Expected timeframe
	proceeds raised	as stated in	December 31,	the Reporting	unutilized as at	for utilizing the
	from the Listing	the Prospectus	2025	Period	June 30, 2026	remaining unutilized
	Approximate	Approximate	Approximate	Approximate	Approximate	net proceeds
	(%)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)
To enhance our IoT technologies and infrastructure	30%	21.0	6.7	1.7	5.0	Over the course of the next one and a half years
To expand and enhance our product offerings	30%	21.0	6.7	1.7	5.0	Over the course of the next one and a half years
For marketing and branding activities	15%	10.5	3.2	0.8	2.4	Over the course of the next one and a half years
To pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies	15%	10.5	3.2	0.8	2.4	Over the course of the next one and a half years
For general corporate purposes and working capital needs	10%	7.0	2.2	0.6	1.7	Over the course of the next one and a half years

Total	100%	70.0	22.1	5.6	16.5

Purchase, Sale and Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange during the Reporting Period. As of the date of this announcement, the Company does not hold any treasury shares.

Interim dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2026.

Important Events after the Reporting Period

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2026 and up to the date of this announcement.

Contingencies

The Company was not involved in any material litigation or arbitration during the Reporting Period which could have a material and adverse effect on our financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since January 1, 2026 and up to the date of this announcement which could have a material and adverse effect on our financial condition or results of operations.

Publication of Interim Results Announcement and Interim Report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at https://ir.tuya.com. The interim report of the Company for the six months ended June 30, 2026 and containing all the information required by the Listing Rules will be dispatched to the shareholders of the Company (if appropriate) and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AI (refers to “Artificial Intelligence”) developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built cloud developer platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, AI application & others and Smart home & robot products, to developers of smart devices, commercial applications and industry solutions. Through its AI developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors, collectively advancing a smart solutions ecosystem that is green and low-carbon, secure, efficient, agile and open.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP profit from operations (including non-GAAP operating margin), non-GAAP net profit (including non-GAAP net margin), and non-GAAP basic and diluted net profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses and credit-related impairment/(reversal) of long-term investments from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Group’s operations. Share-based compensation expenses and credit-related impairment/(reversal) of long-term investments have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Group’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

The unaudited reconciliations of Tuya’s non-GAAP measures to the most comparable U.S. GAAP measures are included at the end of this announcement.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, August 24, 2026

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

(All amounts in US$thousands (“US$”),

except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2025 US$	As of June 30, 2026 US$
ASSETS
Current assets:
Cash and cash equivalents		890,708	871,704
Restricted cash		–	8
Short-term investments		61,770	108,173
Accounts receivable, net	7	13,193	14,114
Notes receivable, net		10,111	11,214
Inventories, net		30,943	63,843
Prepayments and other current assets, net		16,486	29,201

Total current assets		1,023,211	1,098,257

Non-current assets:
Restricted cash		245	253
Property, equipment and software, net		15,653	35,007
Land use rights, net		8,843	9,032
Operating lease right-of-use assets, net		5,649	9,138
Long-term investments		77,213	12,928
Other non-current assets, net		1,700	986

Total non-current assets		109,303	67,344

Total assets		1,132,514	1,165,601

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8	31,778	36,776
Advances from customers		29,330	43,037
Deferred revenue, current		9,732	9,078
Accruals and other current liabilities		33,261	32,993
Incomes tax payables		142	101
Lease liabilities, current		1,985	3,665

Total current liabilities		106,228	125,650

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026 (CONTINUED)

(All amounts in US$thousands (“US$”),

except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2025 US$	As of June 30, 2026 US$
Non-current liabilities:
Lease liabilities, non-current		3,329	5,651
Deferred revenue, non-current		352	720
Other non-current liabilities		–	5,937

Total non-current liabilities		3,681	12,308

Total liabilities		109,909	137,958

Shareholders’ equity:
Class A ordinary shares		27	27
Class B ordinary shares		4	4
Treasury stock		(12)	(1,224)
Additional paid-in capital		1,549,389	1,513,127
Accumulated other comprehensive loss		(14,842)	(6,740)
Accumulated deficit		(511,961)	(477,551)

Total shareholders’ equity		1,022,605	1,027,643

Total liabilities and shareholders’ equity		1,132,514	1,165,601

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in US$thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Six Months Ended
	Note	June 30, 2025	June 30, 2026
Revenue	3	154,817	173,817
Cost of revenue		(79,820)	(92,871)

Gross profit		74,997	80,946

Operating expenses:
Research and development expenses		(45,183)	(45,098)
Sales and marketing expenses		(16,172)	(15,746)
General and administrative expenses		(18,315)	(9,031)
Other operating incomes, net		4,309	5,709

Total operating expenses		(75,361)	(64,166)

(Loss)/profit from operations		(364)	16,780

Other income
Other non-operating incomes, net		1,534	1,227
Financial income, net		23,156	20,052
Foreign exchange gain/(loss), net		650	(3,003)

Profit before income tax expense		24,976	35,056
Income tax expense	4	(1,372)	(646)

Net profit		23,604	34,410

Net profit attributable to Tuya Inc.		23,604	34,410

Net profit attributable to ordinary shareholders		23,604	34,410

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in US$thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Six Months Ended
	Note	June 30, 2025	June 30, 2026
Net profit		23,604	34,410

Other comprehensive income
Changes in fair value of long-term investments		91	(88)
Foreign currency translation		399	8,190

Total comprehensive income attributable to Tuya Inc.		24,094	42,512

Net profit attributable to Tuya Inc.		23,604	34,410

Net profit attributable to ordinary shareholders		23,604	34,410

Weighted average number of ordinary shares used in computing net profit per share	6
– Basic		608,348,598	615,524,218
– Diluted		610,414,036	616,345,859
Net profit per share attributable to ordinary shareholders	6
– Basic		0.04	0.06
– Diluted		0.04	0.06

Share-based compensation expenses were included in:
Research and development expenses		3,476	728
Sales and marketing expenses		1,320	160
General and administrative expenses		10,958	342

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Six Months Ended
	Note	June 30, 2025	June 30, 2026
Net cash generated from operating activities		27,543	12,569
Net cash generated from investing activities		79,968	6,719
Net cash used in financing activities		(36,912)	(38,704)
Effect of exchange rate changes on cash and cash equivalents, restricted cash		88	428

Net increase/(decrease) in cash and cash equivalents, restricted cash		70,687	(18,988)

Cash and cash equivalents, restricted cash at the beginning of period		653,384	890,953

Cash and cash equivalents, restricted cash at the end of period		724,071	871,965

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION:

1.	GENERAL INFORMATION

Tuya Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity (“VIE”) (collectively referred to as the “Group”) are principally engaged in offering PaaS (Platform-as-a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). And, the Group offers Industry SaaS (Software-as-a-Service) and cloud-based value-added services with AI application functions to its customers (the “AI application & others”). The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the “Smart home & robot product”).

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. (“Hangzhou Tuya Technology”), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the “Registered Shareholders”) together with two unrelated investors of Series Angel financing (the “Non-Registered Shareholders VIE Investors”) by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (the “WFOE”) was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology’s shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the “VIE”) became the variable interest entity of the Group. After the completion of this transaction, the Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended to modify the VIE’s shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and the exit of Non-Registered Shareholders VIE Investors as the VIE’s shareholders. The contractual arrangements were further amended in January 2022. In 2025, the Group terminated the contractual arrangements entered into by the WFOE with the VIE and the VIE’s shareholders. The VIE was deregistered in November 2025. The VIE operated de minimis business activities and had no material impact on the Company’s financial position, results of operations or cash flows for the six months ended June 30, 2025.

2.	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2026, results of operations and cash flows for the six months ended June 30, 2025 and 2026. The consolidated balance sheet at December 31, 2025 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2025. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2026 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

3.	REVENUES

The Group’s revenue was disaggregated by its major revenue streams in the six months presented as follows:

	Six Months Ended June 30,
	2025 US$	2026 US$
PaaS	111,869	126,968
Smart home & robot product	21,913	23,693
AI application & others	21,035	23,156

Total revenue	154,817	173,817

4.	TAXATION

The components of profit before tax are as follow:

	Six Months Ended June 30,
	2025 US$	2026 US$
Current income tax expense	1,372	646
Deferred income tax	–	–

Total income tax expense	1,372	646

5.	DIVIDENDS

On March 2, 2026, the board of directors of the Company has approved the declaration and distribution of a dividend of US$0.0605 per ordinary share, or US$0.0605 per ADS, to such holders as at the close of business on March 18, 2026, Hong Kong Time and New York Time, respectively. The aggregate amount of this dividend was US$37 million and was paid in cash in April 2026.

6.	BASIC AND DILUTED NET PROFIT PER SHARE

Basic and diluted profit per share have been calculated in accordance with ASC 260 on computation of profit per share for each of the six months ended June 30, 2025 and 2026 are calculated as follows:

	Six Months Ended June 30,
	2025 US$	2026 US$
Basic and diluted net profit per share calculation Numerator:
Net profit attributable to Tuya Inc.’s ordinary shareholders, basic and diluted	23,604	34,410

Denominator:
Weighted-average ordinary shares outstanding-basic	608,348,598	615,524,218

Effective of diluted securities
Share option and RSU	2,065,438	821,641

Weighted-average ordinary shares outstanding-diluted	610,414,036	616,345,859

Net profit per share attributable to ordinary shareholders:
– Basic	0.04	0.06
– Diluted	0.04	0.06

7.	ACCOUNTS RECEIVABLE, NET

	As of	As of
	December 31,	June 30,
	2025 US$	2026 US$
Accounts receivable, gross	17,032	18,143
Less: allowance for credit losses	(3,839)	(4,029)

Total accounts receivable, net	13,193	14,114

The Group reversed the allowance for credit losses of US$523 and recorded the allowance for credit losses of US$67, respectively, under ASU 2016-13 Financial instruments – credit losses for the six months ended June 30, 2025 and 2026.

An aging analysis based on relevant invoice dates is as follows:

	As of	As of
	December 31,	June 30,
	2025 US$	2026 US$
0-3 months	10,453	11,501
3-6 months	1,452	1,018
6-12 months	1,844	2,109
Over 1 year	3,283	3,515

Total accounts receivable, gross	17,032	18,143

8.	ACCOUNTS PAYABLE

	As of	As of
	December 31,	June 30,
	2025 US$	2026 US$
Total accounts payable	31,778	36,776

An aging analysis based on relevant invoice dates is as follows:

	As of	As of
	December 31,	June 30,
	2025 US$	2026 US$
0-3 months	31,555	36,466
3-6 months	17	96
6-12 months	85	26
Over 1 year	121	188

Total accounts payable	31,778	36,776

TUYA INC.

RECONCILIATION OF NON-GAAP MEASURES TO

THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Six Months Ended
	June 30, 2025	June 30, 2026
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(45,183)	(45,098)
Add: Share-based compensation expenses	3,476	728
Adjusted Research and development expenses	(41,707)	(44,370)

Sales and marketing expenses	(16,172)	(15,746)
Add: Share-based compensation expenses	1,320	160
Adjusted Sales and marketing expenses	(14,852)	(15,586)

General and administrative expenses	(18,315)	(9,031)
Add: Share-based compensation expenses	10,958	342
Add: Credit-related impairment/(reversal) of long-term investments	27	(307)
Adjusted General and administrative expenses	(7,330)	(8,996)

Reconciliation of (loss)/profit from operations to non-GAAP profit from operations
(Loss)/profit from operations	(364)	16,780
Add: Share-based compensation expenses	15,754	1,230
Add: Credit-related impairment/(reversal) of long-term investments	27	(307)
Non-GAAP Profit from operations	15,417	17,703

Non-GAAP Operating margin	10.0%	10.2%

TUYA INC.

RECONCILIATION OF NON-GAAP MEASURES TO

THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES (CONTINUED)

(All amounts in US$thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Six Months Ended
	June 30, 2025	June 30, 2026
Reconciliation of net profit to non-GAAP net profit
Net profit	23,604	34,410
Add: Share-based compensation expenses	15,754	1,230
Add: Credit-related impairment/(reversal) of long-term investments	27	(307)
Non-GAAP Net profit	39,385	35,333

Non-GAAP Net margin	25.4%	20.3%

Weighted average number of ordinary shares used in computing non-GAAP net profit per share
– Basic	608,348,598	615,524,218

– Diluted	610,414,036	616,345,859

Non-GAAP net profit per share attributable to ordinary shareholders
– Basic	0.06	0.06

– Diluted	0.06	0.06